EXHIBIT 5
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                                  July 12, 1999



Board of Directors
Burnham Pacific Properties, Inc.
610 West Ash Street, Suite 1600
San Diego, California  92101

Attention:  Chairman of the Board

Ladies and Gentlemen:

                  As you are aware, over one month ago, Schottenstein Stores Corporation and certain of its affiliates ("Schottenstein") proposed to acquire by merger all of the shares of common stock of Burnham Pacific Properties, Inc. (the "Company") at a price per share of $13.00 in cash.

                  To date, we have received no response to our proposal from the Company. Further, despite repeated requests, the Company and its advisors have refused even to meet with us or provide any additional information. In fact, as far as we know, the Company's only reaction has been to adopt a shareholders rights plan, which has precipitated third party litigation against the Company and its directors. The Company now is in the position of inevitably incurring otherwise unnecessary expenses to defend itself and its directors against charges of management entrenchment. As a large, if not the largest, shareholder of the Company, we view these efforts on behalf of the Board as wasteful.

                  Moreover, there have been reports that certain members of management are, or may be, in the process of putting together their own proposal to acquire the Company in a management buyout. If this is the case and if the Board is prepared to consider such a management bid, the refusal of the Board to provide us with equal access to information and personnel and to discuss our proposal raises grave issues involving conflicts of interest and the fundamental fairness of the entire process. As both a bidder and significant shareholder, we believe that equal access is essential to maximize shareholder value and for the Board to properly discharge its responsibilities. We understand that other


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significant shareholders have expressed similar concerns. In addition, we request that the Company refrain from either entering into any agreement to reimburse the members of the management buyout group for their expenses in connection with any potential buyout proposal or implementing any form of parachute payments or special compensation arrangements for the benefit of management. At this juncture the adoption by the directors of either of these entrenchment tactics may be considered a breach of fiduciary duty.

                  Over the past few weeks, we and our representatives have visited most of the Company's properties and now wish to reaffirm our strong and continuing interest in acquiring the Company. We have increased our ownership of the Company's common stock to 3,002,600 shares, representing approximately 9.4% of the outstanding shares. In addition, we are now increasing the price per share of our offer to $13.50 in cash, subject to the same conditions set forth in our June 7, 1999 letter to you.

                  We would also request the opportunity to have our representatives meet directly with the independent directors of the Company or their advisors to discuss our merger proposal. We are prepared to meet with you at your earliest convenience and address any outstanding issues. At this point, we believe that this is the best course to protect the integrity of the entire process and to avoid further and unnecessary legal action against the Company and its directors.

                           Very truly yours,

                           SCHOTTENSTEIN STORES CORPORATION

                           By /s/ Jay L. Schottenstein
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